March 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jonathan Groff, Attorney - Adviser

Re:	Suja Minerals, Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed January 6, 2011
File No. 333-171572

Ladies and Gentlemen:

This letter sets forth the responses of Suja Minerals, Corp ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of February 1, 2011.  Each numbered paragraph below responds to the comment having the same number in the February 1 comment letter.

Responses to Comments:

1.	The following responses apply to comment 1:

a.
The registration statement on Form S-1 filed January 6, 2011 was prepared by our founder Matt Reams, with assistance from our founder, Joseph Capilto, Sr. (Messrs. Reams and Capilto are referred to as our “Founders”.)

b.	Our Founders know on a first hand basis the information disclosed in the prospectus.
c.	Our Founders created the Company business plan.
d.	Mr.Reams began the business idea along with Mr. Calpito as Founders of the Company.

2.
To the extent of the Company’s knowledge, neither Mr. Reams, Mr. Calpito, Hemisphere West Co. Ltd., named legal counsel nor any others who participated in the preparation of the prospectus disclosure in the registration statement has had experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.

3.
To the extent of the Company’s knowledge, none of Mr. Reams, Mr. Calpito, Hemisphere West Co. Ltd.,  named legal counsel or any others who participated in the preparation of the prospectus disclosure in the registration statement, has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.

4.
To the extent of the Company’s knowledge, neither Mr. Reams nor Mr. Calpito agreed to serve as an officer or director of Suja Minerals at least in part due to a plan, agreement or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity, nor do Mr. Reams or Mr. Calpito have any such present intention.

5.	The prospectus has been revised (p.24) to state that there are no current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

6.	The prospectus has been revised (p.21) to describe the implications of the Company’s shell corporation status and the unavailability of Rule 144.

7.
The size of the offering has been reduced by 50% to 4,100,000 shares, which is 21.35% of the Company’s presently issued and outstanding shares, in order to avoid the inference that this is an indirect public offering by the Company.

8.
The prospectus has been revised (p. 14) to add disclosure concerning the fact that Hemisphere West Co. Ltd. is the counterparty to the Option Agreement and a risk factor has been added (p. 7) concerning the conflict of interest that may result.  The Company confirms that, to the best of its knowledge, there are no arrangements or understandings outside of the Option Agreement between Messrs. Reams and Capilto and Hemisphere West.

9.
A risk factor has been added (p. 8) to the prospectus concerning the fact that both Hemisphere West and Mr. Capilto reside outside the United States and that this may effectively limit the ability of United States investors to seek legal redress.

10.	A risk factor has been added (p. 8) concerning Mr. Reams’ lack of mining experience.

11.	The prospectus has been corrected (p. 8) to clarify that the market price of dolomite and limestone (not “gold”) is relevant.

12.	Disclosure has been added (pp. 13-14) to the prospectus concerning the economic uses of dolomite and limestone.

13.	A map of the property has been inserted (p. 16).

14.
Disclosure has been added (p. 14) to the prospectus concerning the record ownership of the mining claim and the implications of the requirements of Canadian law that the claim owner be a Canadian registered “free miner.”

15.	Disclosure has been added (p. 15) to the prospectus concerning potential sources of water and electric power for the Crawford Creek Property.

16.	Language has been added (p. 15) to the Prospectus to clarify the fact that Hemisphere accepted a late delivery of the shares without terminating the Option Agreement.

17.	The prospectus has been revised to add a paragraph (p. 14) describing the procedure and cost of mining claim renewal in British Columbia.

18.
Language has been added (p. 15) to the prospectus to make it clear that each of the requirements of the Option Agreement must be met in order to avoid forfeiture of the Crawford Creek Property option, that there will be no refund if the option is forfeited, and that Hemisphere West has no obligation to accept Company stock in lieu of cash payment.

19.	Disclosure has been added (p. 15) to the prospectus concerning the payment of $8,400 by means of a promissory note payable to Hemisphere West, including a description of the terms of the note.

20.	The prospectus has been clarified (p. 15) that $50,000 is payable in each of the four years after August 31, 2012.

21.	The paragraph of the prospectus which stated inferred reserves has been deleted in its entirety (p. 17).

22.	All Canadian dollar amounts have been revised to United States dollar amounts, at the current exchange rate of USD$1.02 = CAD$1.00.

23.
The estimated durations of phase 1 and phase 2 have been added to the prospectus (p. 23).  All reference to “phase 3” has been deleted as there is no presently planned third phase of exploration (p. 23).

24.
Disclosure has been added (p. 23) to the prospectus concerning estimated cash costs for the next 12 months for exploration phases 1 and 2, option payments, repayment of the promissory note, expenses of this offering, and other general and administrative expenses.  Language has been added (p. 24) concerning ongoing expenses in future years under the option agreement, as well as for any future exploration phases and general and administrative expenses, including costs of ongoing 1934 Act compliance.

25.	The prospectus has been corrected (p. 7) to reflect the fact that Mr. Reams, not Mr. Calpito, is Secretary of the Company.

26.
Language has been added (pp 25-26) to the prospectus concerning the specific experience, qualifications, attributes and skills that led to the conclusion that Messrs. Reams and Calpito should serve as directors for the Company.

27.	The prospectus has been revised (p. 26) to provide a 10 year look-back period for Mr. Reams and Mr. Calpito, as well as the expanded list of legal matters under Item 401(f) of Regulation S-K.

28.	Disclosure has been added (p. 28) to the prospectus concerning the present lack of compensation of Mr. Calpito, and a risk factor has been added concerning the resulting lack of incentive (p.8).

29.
A footnote has been added (p. 27) disclosing that Mr. Reams obtained the shares for services rendered, and that they were accounted for at fair value as of the date of grant pursuant to FASB ASC Topic 718.

30.	The prospectus has been revised (p. 29) to add mailing addresses for enumerated stockholders.

31.
Disclosure has been added (pp. 29-30) to the prospectus concerning Hemisphere West’s status as a promoter, as well as the information required by Item 401(g) for Hemisphere West and Hui Chuan Lin. its controlling natural person.

32.	The prospectus has been revised (p. 32) to explain the fact that 250,000 shares purchased by a private placement investor had not yet been issued at October 31, 2010.

33.	The legal opinion (Exhibit 5.1) has been corrected to reflect that the shares being registered have already been issued.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matt Reams
Matt Reams
President